FILE NO: 82-34878

Rentokil Initial

RECEIVED

2006 FEB -8 P 1:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY
Telephone 01342 833022
Fax 01342 326229

1 February 2006



...rporate Finance
... Commission

SUPPL

Dear Sirs,

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Holding in Company 6.2 Acquistion of US Pest Control Co. 6.3 Closure of linen & workwear operations of Initial Hygiene UK

PROCESSED
FEB 09 2006
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat


Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
06 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Rentokil Initial Plc

2) Name of shareholder having a major interest

Britel Fund Trustees Limited (and subsidiary)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holdings of shareholders referred to above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Britel Fund Nominees Limited	3,197,363
Chase Nominees Limited	69,553,938

5) Number of shares/amount of stock acquired

18,052,454

6) Percentage of issued class

0.99%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 1p

10) Date of transaction

3 January 2006

11) Date company informed

5 January 2006

12) Total holding following this notification

72,751,301

13) Total percentage holding of issued class following this notification

4.012

14) Any additional information

None

15) Name of contact and telephone number for queries

P Griffiths 01342 833022

16) Name and signature of authorised company official responsible for making this notification

P Griffiths

Date of notification ..6 January 2006


Rentokil Initial

Acquisition

Rentokil Initial PLC
24 January 2006

24 January 2006

RENTOKIL INITIAL TO ACQUIRE US PEST CONTROL COMPANY

Rentokil Initial plc announces that it has entered into an agreement to acquire J.C. Ehrlich Co. Inc. ('Ehrlich') for a consideration of US$141.8 million (£80.1 million). Ehrlich is the largest independently-owned pest control company in the US and the fourth largest pest control company in the US overall. The transaction will be financed from available cash resources.

Pest Control is one of Rentokil Initial's main business drivers, along with Washrooms and Textiles, for the creation of sustainable, profitable growth. Rentokil Initial is already the European market leader in pest control and has strong market positions in Asia Pacific and South Africa. The proposed acquisition of Ehrlich will significantly increase the company's scale in the attractive North American market, where Rentokil's existing operations have been growing strongly.

Ehrlich, based in Reading, Pennsylvania, was established in 1928 by Julius C. Ehrlich and has continued to be owned and managed by the descendants of the family for four generations. It operates 42 branches across seven Eastern states, providing a full range of pest control services to commercial and residential customers. In the year ended 31 December 2005, Ehrlich had revenues of US$124.0 million (£70.0 million).

Rentokil Initial's North American pest control operations, with revenues in 2005

of approximately US$26.0 million (£14.7 million), are currently focused on commercial customers in complementary geographic regions. The combined business will provide Rentokil Initial with a platform for further growth, building on both companies' strong customer service ethos and technological innovation.

Victor Hammel, currently President of Ehrlich, will assume the role of CEO of the combined pest control operations which will be based at Ehrlich's existing headquarters in Reading, Pennsylvania. Kevin Ward, current President of Rentokil's pest control operations in North America, will join the combined organisation's senior management team.

The agreement is subject to customary closing conditions including confirmation of the financial results of Ehrlich for the year ending 31 December 2005 and on the expiry of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976. Completion of the acquisition is expected before the end of the first quarter.

Cont./

Doug Flynn, Chief Executive of Rentokil Initial, said:

'We are delighted to announce the proposed acquisition of Ehrlich which has an excellent reputation and a strong market position in the growing US pest control industry. This transaction is a major development in our global pest control strategy and significantly improves our scale and opportunity in this attractive market.

Ehrlich brings us a substantial business with a strong customer service culture. Both Ehrlich and our own US businesses are well managed and have shown solid growth over the last few years. When combined they will create a strong platform from which to develop an expanded position in the US pest control market.'

Victor Hammel, current President of Ehrlich and CEO designate for the combined

pest control operation, said:

'Our relationship with Rentokil Initial will be beneficial for both companies. Rentokil Initial has a reputation for quality that is very similar to ours and we believe there is a great deal we can learn from each other. Over the next few months, we will consider how to meld the best practices from each organization so we can better serve our residential and commercial customers.'

Co-owner of Ehrlich, Bobby Hammel said:

'We chose Rentokil Initial because they respected the culture we have cultivated over the past 78 years. The future well-being of our co-workers is of the utmost importance to us, and we feel that this expanded organization will offer them many new opportunities.'

Enquiries:

Rentokil Initial plc, Tel. +44 (0)1342 833022
Mark Boyle, Group Strategy & Development Director
Charles Grimaldi, Corporate Affairs Director

Brunswick Group LLP, Tel. +44 (0) 20 7404 5959
John Sunnucks
Gill Ackers

Notes to editors:

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include pest control, tropical plants, hygiene services, facilities services, electronic security and parcels delivery.

Rentokil Initial plc, Felcourt, East Grinstead, West Sussex RH19 2JY


Rentokil Initial

Closure of Activity

Rentokil Initial PLC
25 January 2006

25 January 2006

Closure of Loss-Making Linen and Workwear Services

Rentokil Initial plc (the 'Company') today announced the closure of the loss-making UK Linen and Workwear operations of Initial Hygiene UK, in order to focus on its market-leading UK Washroom and Dustmat business. Having explored thoroughly all options for exiting the loss-making operations, the Company has regretfully concluded that these operations will be closed on 30 April 2006.

A full consultative process with customers and affected employees will begin immediately, in an effort to ensure continuity of service with alternative suppliers and to minimise the potential redundancies resulting from the closure. The Linen and Workwear operations currently employ some 2,000 people across the UK and up to 1,700 positions could be made redundant. An employee consultation process will be undertaken and the Company will make all efforts to minimise redundancies including considering alternative employment within the Rentokil Initial Group. No final decisions as to numbers of redundancies will be made until the conclusion of the collective and individual consultation processes.

Rentokil Initial plc announced in November 2004 that it had taken the decision to exit the loss-making Linen and Workwear elements of Initial Hygiene UK. The

UK Linen and Workwear business has been significantly underinvested, is based on an inefficient distribution structure and historically has pursued a flawed commercial strategy. The Company will continue to develop its UK Washroom and Dustmat business, Washroom Solutions UK, which has a strong and profitable market position. To that end, management started the complex and lengthy process of separating the plant and delivery mechanisms relating to Linen and Workwear from the activities being retained. This separation was finally completed in December 2005.

In parallel with the operational separation, the Company explored in detail how best to structure an exit and so stem increasing losses, while protecting the value of the on-going UK Washroom and Dustmat business. In particular, the Company examined whether it was possible to sell the business to one or more third parties while ensuring an orderly and controlled transfer of customer contracts. However, the serious risk of regulatory intervention and the consequent uncertainty in terms of timing, costs and eventual exit, has led the Board reluctantly to conclude that a third party sale is not feasible and that closure is the only viable option.

Customers of the UK Linen and Workwear services have been notified of the decision today and the Company will provide comprehensive support to them in sourcing alternative supply.

The UK Linen and Workwear activities' 2004 turnover was £55 million with operating losses of £5 million. In 2005, turnover is broadly similar with operating losses of circa £9 million. An exceptional asset impairment charge of £28 million was reported in the first half of 2005 and further reorganisation costs of £4 million have been incurred in the second half. At the half year it was announced that total one-off exit costs were expected to be in the range of £40-45 million (in addition to operating losses to the point of exit). The impact of closing rather than selling this activity is expected to increase these costs to £45-50 million. Included in this amount is £13-18 million of

cash costs to be incurred in the first half of 2006. These will be significantly offset by the sale of surplus property and other assets during 2006 and 2007.

Doug Flynn, Chief Executive of Rentokil Initial plc, said:

'Our UK Linen and Workwear activities have sustained considerable losses for several years and the need to exit this operation has been clear for some time. It is always a difficult decision to close an operation, especially one that employs so many people. We are committed to doing all we can to minimise the level of redundancies and to support all our employees and customers affected by the closure.

'Today's announcement does not impact our Linen and Workwear operations in continental Europe where we have built up a number of profitable and growing businesses. In the UK our focus is now on delivering the opportunity we have in washrooms and dustmats by improving efficiency and service to our customers.'

Enquiries

Rentokil Initial plc +44 (0) 1342 833022

Charles Grimaldi, Corporate Affairs Director

Brunswick Group LLP +44 (0) 20 7404 5959

John Sunnucks

Kate Holgate

Jon Rhodes

Notes for Editors:

Rentokil Initial plc is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 90,000 employees providing a range of support services in over 40 countries.

The UK Hygiene business has traditionally provided four services: linen, workwear, washroom, and dustmats. The business services UK customers through a nationwide network comprising 12 plants and 35 dedicated service centres and employs around 4,000 people. Key customer groups include hospitality, educational, retail and office based businesses.

Following the closure of the Linen and Workwear operations the business will trade as Initial Washroom Solutions, focused on providing innovative washroom management services featuring exclusive products for hand drying and washing, air care, sanitary disposal and washroom sanitisation. Dustmats will be provided on a rental basis. Additional services will include the provision of a specialist high care and clean room laundry operation servicing industries such as pharmaceutical companies and food manufacturers.

Rentokil Initial plc, Felcourt, East Grinstead, West Sussex RH19 2JY